UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-51465

(Check One): [X] Form 10-K [  ] Form 20-F [  ] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:    December 31, 2009

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

FORGEHOUSE, INC.
Full Name of Registrant

Former Name if Applicable

1906 BERKELEY AVENUE
Address of Principal Executive Office (Street and Number)

LOS ANGELES, CALIFORNIA 90026
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

The Report on Form 10-K for the period ended December 31, 2009, could not be filed without unreasonable effort or expense within the prescribed period because our internal accounting staff and outside independent auditors require additional time to conclude their preparation and audit, respectively, of our financial statements and related statements and allocations for the prior period. We will also need additional time to prepare the related Item 2 disclosure of Management's Discussion and Analysis or Plan of Operation.

PART IV – OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification:

  Christian Negri                                       (323)            868-2002
(Name)                                                      (Area Code)                        (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).[X] Yes[  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In December 2009, the Registrant’s wholly-owned subsidiary, NFE Acquisition Corp., acquired Northern Future Energy Corp., a Nevada corporation engaged in the oil and gas business pursuant to an Agreement and Plan of Merger.  Subsequently, the Registrant completed the sale of its wholly owned subsidiary, ForgeHouse, LLC, and in connection therewith, sold all of the property and assets associated with its physical security industry application and software business.  It is anticipated that these transactions may result in a significant change in results of operations from the corresponding period of the Registrant’s last fiscal year, as the transactions occurred in the final month of the Registrant’s fiscal year.

FORGEHOUSE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2010	By:	/s/ Christian Negri
Christian Negri
President and Treasurer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).